UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Portola Pharmaceuticals, Inc.

(Name of Subject Company)

Portola Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number of Class of Securities)

John B. Moriarty, Jr.

Executive Vice President, General Counsel and Secretary

Portola Pharmaceuticals, Inc.

270 E. Grand Avenue

South San Francisco, California 94080

(650) 246-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.

Kenneth Guernsey, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Portola Pharmaceuticals, Inc., a Delaware corporation (“Portola”), with the Securities and Exchange Commission on May 27, 2020, relating to the tender offer (the “Offer”) by Odyssey Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to purchase all of the issued and outstanding shares of Portola’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the underlined text below to the first full paragraph on page 16, in the section entitled “Background of the Offer and the Merger”:

Portola’s strategic discussions have also focused on, among other things, collaborations with other biopharmaceutical companies, universities and medical research institutions to assist in the clinical development and/or commercialization of certain products and product candidates and to provide support for Portola’s research programs. Specifically, in the second and third quarters of 2019, as part of Portola’s exploration of these opportunities, the Portola Board identified potential strategic partners for a European Union, or EU, license of Andexxa (marketed as Ondexxya in the EU) and had discussions with several of such potential licensing partners, including Alexion. Discussions with such potential partners, including Alexion, with respect to an EU license of Ondexxya ended in September 2019 when the Portola Board determined not to pursue a licensing partnership for Ondexxya. Portola did not execute standstill agreements with any of these potential partners.

2.	By adding the underlined text below to the first paragraph on page 18, in the section entitled “Background of the Offer and the Merger”:

On March 6, 2020, the Portola Board convened a meeting to discuss Alexion’s non-binding expression of interest with management and representatives of Cooley in attendance. Before discussing Alexion’s expression of interest, Mr. Garland and Ms. Dier discussed formally retaining Centerview as financial advisor to Portola in connection with a potential sale of Portola, and reviewed the material terms of the proposed engagement letter and the relationship disclosure letter that Centerview had provided to the Portola Board in advance of the meeting. The Portola Board discussed the economic and other terms of, and authorized management to finalize, Centerview’s engagement. The Portola Board then invited representatives of Centerview to join the meeting. Centerview discussed certain market and financial perspectives in light of Alexion’s expression of interest and provided the Portola Board with an overview of Alexion based on publicly available information and discussed considerations regarding Alexion’s ability to acquire Portola. Representatives of Centerview also discussed with the Portola Board its preliminary financial analyses, based upon the non-public, unaudited prospective financial information prepared by the management in January 2020, which is referred to as the “Initial Long-Term Plan” and further described below in the section captioned “—Projected Financial Information.” The Portola Board and Centerview did not consider or rely upon reconciliations of non-GAAP financial measures to GAAP financial measures in connection with the Initial Long Term Plan. For more information, see the section below captioned “—Projected Financial Information.” The implied per Share equity value under the sum-of-the-parts discounted cash flow analysis based on the Initial Long-Term Plan ranged between $21.70 and $28.05, after taking into account the need for a future equity raise by Portola to continue as a standalone company and assuming Portola retained the worldwide right to commercialize Andexxa. The Portola Board asked questions, and a discussion with Centerview ensued. During the course of this discussion, the Portola Board discussed Portola’s prospects and key drivers of Portola’s long-term, standalone value, including its near-term need to raise capital, and instructed management to reassess the Initial Long-Term Plan in light of the current environment, including the Company’s situation in light of the COVID-19 pandemic and the Company’s financial performance to date. At the Portola Board’s request, representatives of Centerview advised the Portola Board about potential responses by Portola to Alexion’s expression of interest, including the possibility of contacting additional potential acquirors. The Portola Board then again discussed the possibility of reaching out to other potentially interested acquirors, weighed again the factors discussed during the February 28 meeting, including the lack of interest of the party Centerview contacted on March 3. The Portola Board, with the advice of its financial advisor, assessed the potential interest in the market for acquiring Portola, including two other companies that potentially had an interest in a strategic transaction with Portola, and concluded that the two companies were unlikely to pursue a strategic transaction with Portola at this time. Following discussion, the Portola Board ~~and~~ determined that contacting additional potentially interested parties was unlikely to generate additional credible interest and the risks of outreach outweighed the potential benefits in light of the low likelihood of generating such interest. The Portola Board then returned to a discussion regarding potential responses to Alexion’s revised expression of interest. A representative of Cooley addressed the fiduciary duties of the Portola Board in the context of responding to an unsolicited expression of interest and responded to related questions from the Portola Board. Although the Portola Board viewed Alexion’s expression of interest at such time as inadequate, the Portola Board agreed that additional information exchange and engagement might lead to a more compelling proposal. The Portola Board instructed management and its advisors to engage in limited due diligence exchange with Alexion, subject to Alexion expressing willingness to improve the terms of its proposal and Alexion and Portola entering into a mutually agreed confidentiality agreement.

3.	By adding the underlined text below to the paragraph on pages 19-20, in the section entitled “Background of the Offer and the Merger”:

Also on March 27, the Portola Board convened a meeting, with management and representatives of Cooley and Centerview in attendance for a portion of the meeting. Before representatives of Centerview joined the meeting, management, among other matters, provided the Portola Board with an extensive update on Portola's operations and prospects, including with respect to the impact of the COVID-19 pandemic on the demand and supply of Andexxa and revenue trends and performance metrics in the first quarter in the United States and the EU. During the course of this extensive discussion, as requested by the Portola Board at the prior meeting, management updated the Portola Board with respect to certain changes to the Initial Long-Term Plan and the potential for certain cost-saving measures to be taken that could result in further refinements to the Initial Long-Term Plan, including a potential reduction in spending in manufacturing. For informational purposes, management also provided, but did not discuss with the Portola Board in detail, two sum-of-the-parts discounted cash flow analyses that representatives of Centerview had previously provided to management, one based on the Initial Long-Term Plan, as discussed with the Portola Board on March 6, and the other analysis in draft form and for illustrative purposes, applying certain downward adjustments that management had discussed with the Portola Board. The implied per Share equity value under the draft, illustrative sum-of-the-parts discounted cash flow analysis including the downward adjustments ranged between $18.70 and $24.65, after taking into account the need for a future equity raise by Portola to continue as a standalone company and assuming Portola retained the worldwide right to commercialize Andexxa. For additional information on management’s changes to the Initial Long-Term Plan, see the section captioned “—Projected Financial Information” and Amendment No. 2 to this Schedule 14D-9. Following this portion of the meeting, representatives of Centerview joined the meeting and provided the Portola Board with a general market overview, noting in particular the significant disruptive effects of the COVID-19 pandemic on the general economy and markets. Representatives of Centerview also discussed the current status of the mergers and acquisitions market in the United States. Mr. Garland then provided the Portola Board with an update on his conversation with Dr. Hantson and Dr. Sarin. The Portola Board then discussed whether it should reengage with Alexion. The Portola Board also discussed potential strategic alternatives available to it, other than an acquisition by Alexion. The Portola Board directed management to do additional work on Portola's strategic options and a standalone financial plan in order to weigh those alternatives against Alexion's interest in a transaction at $18.00 per Share. Representatives of Centerview then left the meeting. The Portola Board continued to discuss potential strategic alternatives available to Portola, including an acquisition by Alexion. After a detailed discussion of such opportunities, the Portola Board reached the consensus that management should reengage with Alexion.

4.	By adding the underlined text below to the second full paragraph on page 22, in the section entitled “Background of the Offer and the Merger”:

On April 27, 2020, the Portola Board convened a meeting to discuss the status of the potential strategic transaction with Alexion with management and representatives of Cooley and Centerview in attendance. Management provided the Portola Board with an update on Portola’s current operations, including the impact on the demand for Andexxa of the COVID-19 pandemic in the United States and EU and information related to sales and reorder volumes in the first quarter of 2020. Management also described the negative effects that the COVID-19 pandemic had on Portola’s business and potential ongoing and lasting risks to Portola’s business as a result of the COVID-19 pandemic, as further described in the section below captioned “—COVID-19 Impact on Product Commercialization and Development.” Management then discussed the updated long-term forecasts it had prepared, which is referred to as the “Updated Long-Term Plan” and further described below in the section captioned “—Projected Financial Information,” and the Portola Board engaged in an extensive discussion with management regarding such forecasts and the prospects and risks of Portola as a standalone business, including its near-term need to raise capital and decision that Portola would need to engage in an ex-U.S. licensing partnership. For more information on management’s determination of the Updated Long-Term Plan, see the section captioned “—Projected Financial Information” and Amendment No. 2 to this Schedule 14D-9. The Portola Board and Centerview did not consider or rely upon reconciliations of non-GAAP financial measures to GAAP financial measures in connection with the Updated Long Term Plan. For more information, see the section below captioned “—Projected Financial Information.” For more information on how EBIT and Unlevered Free Cash Flows were calculated, please see the footnotes to the Initial Long-Term Plan and Updated Long-Term Plan on pages 22-23 of this Schedule 14D-9. Following this discussion, the Portola Board directed Centerview to use the Updated Long-Term Plan for purposes of its financial analyses. The Portola Board also compared the Projections with the Initial Long-Term Plan that management had prepared in January 2020 and discussed with management the underlying changes to Portola’s business and outlook. Following this discussion, management provided the Portola Board with a high-level overview of the diligence process and the status of the negotiations. Representatives of Cooley provided the Portola Board with an overview of the draft merger agreement. The Portola Board discussed the key terms with management and representatives of Cooley and provided them with feedback.

5.	By adding the underlined text below to the end of the section entitled “Background of the Offer and the Merger” on page 23:

On May 20, 2020, the Portola Board convened a meeting with management and representatives of Cooley and Centerview in attendance. Centerview reported to the Portola Board that subsequent to the public announcement of the Transactions, management and Centerview together considered the treatment in Centerview’s financial analyses of obligations under certain royalty agreements to which Portola is a party and reviewed two alternative ways of analyzing the impact of such obligations, in addition to the methodology applied in the financial analyses performed and presented to the Portola Board on May 4, 2020. Centerview presented financial analyses applying all three methodologies, as described in the section captioned “—Opinion of Portola’s Financial Advisor” and confirmed that the additional financial analyses did not affect Centerview’s conclusion from May 4, 2020 that the Merger Consideration to be paid to the holders of Shares (other than specified in the opinion delivered on May 4, 2020) was fair, from a financial point of view, to such holders.

6.	By adding the underlined text below to footnotes 1 and 2, and adding footnote 3 to Total Revenue and below the footnotes in the table entitled Initial Long-Term Plan on page 30:

(1) EBIT calculated as gross profit less total operating expenses and includes the impact of stock-based compensation as an expense.

(2) Calculated by Centerview at the direction of Portola’s management and based on the Initial Long-Term Plan and other projected financial information provided by Portola's management, and which Centerview calculated as EBIT (with stock-based compensation treated as a cash expense) less taxes, plus depreciation and amortization, less changes in net working capital, less capital expenditure. Assumes tax rate of 21%; before the benefits of NOLs.

(3) Total revenue calculated as total worldwide (ex-Japan) product revenue for Andexxa plus collaboration revenue, which includes Cerdulatinib collaboration revenues.

7.	By adding the underlined text below to footnotes 1 and 2, and adding footnote 3 to Total Revenue and below the footnotes in the table entitled Updated Long-Term Plan on page 30:

(1) EBIT calculated as gross profit less total operating expenses and includes the impact of stock-based compensation as an expense.

(2) Calculated by Centerview at the direction of Portola’s management and based on the Updated Long-Term Plan and other projected financial information provided by Portola's management, and which Centerview calculated as EBIT (with stock-based compensation treated as a cash expense) less taxes, plus depreciation and amortization, less changes in net working capital, less capital expenditure. Assumes tax rate of 21%; before the benefits of NOLs.

(3) Total revenue calculated as U.S. product revenue for Andexxa, plus ex-U.S. product revenue for Andexxa prior to partnership in 2021 plus collaboration revenue, which includes Cerdulatinib collaboration revenues.

8.	By adding the underlined text below to the first paragraph under the section entitled “Opinion of Portola’s Financial Advisor—Selected Public Company Analysis” on page 35:

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for certain selected publicly traded biopharmaceutical companies that Centerview, based on its experience and professional judgment, taking into consideration, among other things, market capitalization and the clinical and commercial profile of such companies, deemed relevant to consider in relation to the Company.

9.	The table on page 36 in the section “Opinion of Portola’s Financial Advisor—Selected Precedent Transactions Analysis” is here by deleted in its entirety and replaced with the following:

Date Announced	Target	Acquiror	1-Day Premium	Transaction Value (1)	2021E Forward Revenue Multiple	2022E Forward Revenue Multiple
12/26/17	Sucampo Pharmaceuticals Inc.	Mallinckrodt plc	20%	$1,167	4.1x	3.4x
09/12/16	Raptor Pharmaceutical Corp.	Horizon Pharma plc	21%	$736	4.6x	4.0x
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	8%	$936	6.7x	5.5x
10/09/14	Auxilium Biotechnologies Inc.	Endo International plc	55%	$2,600	5.2x	4.4x
02/11/14	Cadence Pharmaceuticals, Inc.	Mallinckrodt plc	26%	$1,317	6.3x	5.0x
11/11/13	ViroPharma Incorporated	Shire plc	84%	$3,934	6.5x	5.4x
Median			24%	$1,242	5.7x	4.7x

(1) Dollars in millions.

10.	By adding the underlined text below to the second paragraph under the section entitled “Opinion of Portola’s Financial Advisor—Discounted Cash Flow Analysis” on pages 37-38:

Based on information from management of the Company, Centerview derived the forecasted unlevered free cash flows of the Company based on the Forecasts during the time period beginning on June 30, 2020 and ending on December 31, 2032 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2032 at a range of rates of free cash flow decline between 30.0% to 20.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 9.5% to 11.5% using a mid-year convention. This range of discount rates was based on Centerview's analysis of the Company’s weighted average cost of capital using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies. In performing its discounted cash flow analysis, Centerview (i) assumed a tax rate of 21% and included the impact of potential standalone tax savings from federal net operating losses of $1,226 million as of December 31, 2019, and tax benefits from future operating losses, as set forth in the Internal Data, (ii) at the direction of the Company assumed that the Company raised $100 million in gross proceeds as a result of the issuance of equity securities at $7 per share in 2020 and assumed the present value of the estimated costs associated with an assumed issuance of $100 million in equity securities in 2021, (iii) discounted upfront payments in 2021 to reflect the receipt of partnership upfront payments as if received on January 1, 2021 and discounted using a range of discount rates from 9.5% to 11.5%, and (iv) assumed net debt as of June 30, 2020 of $162 million. Centerview divided the result of the unlevered discounted cash flow analysis by the Company's fully diluted shares outstanding (using the treasury stock method and taking into account Portola RSUs, Portola PSUs and outstanding Portola In-The-Money Options and warrants) as of May 1, 2020 based on the Internal Data, and adjusted for the cash to be received and shares to be issued in the assumed $100 million equity financing at $7 per Share in 2020.

11.	By adding the underlined text below to the existing second paragraph under the section entitled “Opinion of Portola’s Financial Advisor—Certain Updates” on page 38:

Pursuant to Methodology 1, as used in Centerview's financial analyses performed on May 4, 2020, Portola's assumed net debt for valuation purposes is $162 million as of June 30, 2020. If the obligations are characterized using Methodology 2, Portola’s assumed net debt is $66 million as of June 30, 2020, which does not result in changes in the unlevered free cash flow compared to Methodology 1. If the obligations are characterized using Methodology 3, Portola’s assumed net cash is $122 million as of June 30, 2020. The unlevered free cash flow for the years from 2020 to 2032 assuming Methodology 3, which treated Portola’s royalty obligations as a tax deductible expense for purposes of calculating the unlevered free cash flow, is ($234), ($72), ($130), ($7), $88, $115, $178, $253, $354, $419, $494, $559, $625, with the dollar amounts in millions.

12.	By adding the underlined text below to the second bullet under the section entitled “Opinion of Portola’s Financial Advisor—Other Factors” on page 40:

Stock price targets for the Shares in the most recent publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $9.00 to $31.00 per Share, with the median of such price targets being $19.00.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the underlined text below, and deleting the strikethrough text below from the section entitled “Legal Proceedings” on page 44, and as stated in Amendment No. 1.

Litigation. Beginning on ~~On~~ May 28, 2020, twelve (12) ~~two~~ complaints were filed in federal courts in Delaware, California, and New York by purported stockholders of the Company regarding the Merger, ~~. The first complaint, filed on an individual basis by the plaintiff, is~~ captioned Elaine Wang v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03567 (N.D. Cal. filed May 28, 2020), ~~. The second complaint, filed as a putative class action, is captioned~~ Joseph Post v. Portola Pharmaceuticals, Inc., et al., No. 1:20-cv-00715-UNA (D. Del. filed May 28, 2020),~~. A third complaint was filed on an individual basis by the plaintiff on May 29, 2020, and captioned~~ Johnny Major v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04134 (S.D.N.Y. filed May 29, 2020), Artur and Barbara Mackowiak v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04173 (S.D.N.Y. filed June 1, 2020), Philip Howland v. Portola Pharmaceuticals, Inc. et al., Case No. 1:20-cv-02448 (E.D.N.Y. filed June 2, 2020), Johan Stoltz v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03680 (N.D. Cal. filed June 3, 2020), Weijie Xian v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04254 (S.D.N.Y. filed June 3, 2020), Christopher Zielenski v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04279 (S.D.N.Y. filed June 4, 2020), Richard Lombard v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00769 (D. Del. filed June 8, 2020), Alex Ryder v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03810 (N.D. Cal. filed June 10, 2020); Bruce Boros v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03864 (N.D. Cal. filed June 11, 2020); Philip Fusco v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04574 (S.D.N.Y. filed June 15, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants the Company and each member of the Company Board (the “Portola Defendants”). The Post and Lombard complaints additionally name~~s~~ as defendants Parent and Purchaser (the “Alexion Defendants”). The Federal Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Portola Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Portola Defendants. The Post complaint additionally alleges a violation of Section 14(d) and Section 14(e) of the Exchange Act against the Alexion Defendants and a violation of Section 20(a) of the Exchange Act against Parent. The Major complaint contains an additional count alleging breach of fiduciary duty of candor and disclosure against each member of the Company Board. The Stoltz complaint likewise contains an additional count alleging breach of fiduciary duties against each member of the Company Board and aiding and abetting breaches of fiduciary duties against the Company. The plaintiffs generally contend that the Company’s Schedule 14D-9, filed with the SEC on May 27, 2020, omitted or misrepresented material information regarding the Merger. The Post, Stoltz, Xian, and Lombard complaints seek to allege claims on behalf of a putative class of stockholders of Portola. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. Parent and Purchaser believe the claims asserted in the Federal Complaints are without merit.

On June 22, 2020, the Company Board received two demand letters for inspection of books and records pursuant to Section 220 of the DGCL from counsel for Zhiqiang Han and Molly Chassey (the “Section 220 Demand Letters”). The Company and the Board dispute the allegations in the Section 220 Demand Letters and believe they are without merit. The Section 220 Demand Letters are included herein.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.

Item 9. Exhibits

Item 9 “Exhibits” of the Schedule 14D-9 is hereby supplemented as follows:

1.	By inserting the following Exhibit below Exhibit No. (a)(5)(O).

Exhibit No.
(a)(6)(A)	Section 220 Demand Letter, dated June 22, 2020, from counsel for Zhiqiang Han
(a)(6)(B)	Section 220 Demand Letter, dated June 22, 2020, from counsel for Molly Chassey

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTOLA PHARMACEUTICALS, INC.

Dated: June 25, 2020	By:	/s/ John B. Moriarty, Jr.
Name: John B. Moriarty, Jr.
Title: Executive Vice President, General Counsel and Secretary